

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 24, 2009

Ms. Lisa Sharp
Avino Silver & Gold Mines, Ltd.
455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1
Canada

> **Re: Avino Silver & Gold Mines, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 15, 2009**
> **Response Letter Dated October 20, 2009**
> **File No. 0-09266**

Dear Ms. Sharp:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   Please submit your letter of correspondence with us dated October 20, 2009, as well as all future correspondence with us, on EDGAR.

Operating and Financial Review and Prospects, page 42

D. Trend Information, page 45

2.   We see that you are proposing to add disclosure under this heading in response to
        prior comment 1, indicating that your management is not aware of any trends,
        uncertainties, demands, commitments or events that would likely have a material
        effect on your business. The disclosure requirement cited in our prior comment
        uses a different and more expansive threshold than expressed in your reply.

        Specifically, you are required to address matters that are "reasonably likely" to
        have a material effect on specific aspects of your financial reporting, including
        income from continuing operations, profitability, liquidity and capital resources.
        Under Item 5.D of Form 20-F, you are also required to address information that is
        known and which would cause your historical financial information to be not
        necessarily indicative of future operating results or financial condition.

        Absent further disclosure, we would understand that your management had no
        information at the time of filing the document that would create a reasonably
        likelihood that your financial position as of December 31, 2009 and the activity
        reported in your statements of operations and cash flows for 2009 would differ
        materially from balances and activity reported for 2008. Please modify your
        disclosure as necessary to clarify. We reissue prior comment 1.

Financial Statements

Note 10 – Share Capital, page 88

3.   We have read your response to prior comment 4 clarifying that you modified
        warrants that were issued to investors during fiscal year 2007 and have given no
        accounting recognition to the value conveyed. Please identify and describe any
        provisions associated with the warrants or the original transaction under which
        you were obligated to extend the expiry date of the warrants under the
        circumstances you describe. If there were no such provisions, explain the reasons
        that you elected to extend the expiry date. Also tell us the fair value of the
        warrants immediately before and after the modification and explain your view as
        to the materiality of the difference relative to your U.S. GAAP reporting.

4.   We have read your response to prior comment 5, stating that your functional
        currency is the Canadian Dollar, notwithstanding your disclosure in Note 3, on

page 78, indicating that your operations and financial instruments are denominated in Mexican pesos, and your disclosure on page 54, indicating that all of your employees are located in Mexico.

Please submit the analysis that you performed in determining that the Canadian dollar, rather than the Mexican peso, is your functional currency, following the guidance in Appendix A to SFAS 52 for U.S. GAAP purposes.

Note 23 – Differences between Canadian and United States Generally Accepted Accounting Principles, page 97

ii) Mineral Properties and Deferred Exploration Expenditures, page 98

5.   Please submit the disclosure that you propose to describe the difference in your policy for computing DD&A under Canadian and U.S. GAAP, as expressed in your response to prior comment 3.

6.   We have read your response to prior comment 6, explaining that while your stated policy of expensing acquisition costs of mineral properties does not comply with U.S. GAAP, there is presently no net difference on your financial statements because you have determined that all of the acquisition costs were impaired in the fiscal year ended January 31, 2007 and that expenses shown for U.S. GAAP purposes appropriately include an amount equal to impairment.

We understand from your disclosure in Note 4 on page 83 that amounts reported for mineral properties under Canadian GAAP continue to include $9.5 million or more in acquisition costs. Please submit the disclosure revisions that you propose to correct your U.S. GAAP accounting policy for acquisition costs of mineral rights, addressing both capitalization and cash flow presentation.

Please also revise the reconciliations to separately identify the impairment charge and include a narrative explaining how you concluded that the costs of these properties were impaired; it should be clear how your U.S. GAAP accounting is consistent with the guidance in SFAS 144 and EITF 04-3, taking into account economic factors and the results of your exploration program.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief